UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39415

Vasta Platform Limited

(Exact name of registrant as specified in its charter)

The Cayman Islands (State of incorporation or organization)

Av. Paulista, 901, 5th Floor

Bela Vista, São Paulo – SP

01310-100, Brazil

+55 (11) 3047-2655
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

EXHIBITS
99.1	Vasta Platform Limited – Notice of 2023 Annual General Meeting of Shareholders
99.2	Vasta Platform Limited – Proxy Statement
99.3	Vasta Platform Limited – Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vasta Platform Limited

By:	/s/ Guilherme Alves Mélega
	Name:	Guilherme Alves Mélega
	Title:	Chief Executive Officer

Date: August 30, 2023